Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

MORILA: A LESSON AND A LEGACY

Morila, Mali, 28 July 2015 – The Morila gold mine in Mali is a shining example of how a world-class mineral resource can be optimally exploited to the benefit of all its stakeholders, especially its host country’s government and people, Randgold Resources chief executive Mark Bristow said here today.

Speaking at a facility visit for local media, Bristow said over the past 15 years Morila had contributed almost $2 billion to the Malian economy in the form of direct in-country expenditure, including more than $1.1 billion transferred to the government as dividends, duties and taxes. Today it continues to deliver value through the planned retreatment of the economic portion of the tailings material, which will continue until 2017. As part of the closure plans, operations to strip the uneconomic portion of the tailings storage facility have begun and the tailings are being deposited back in the pit, helping to clear the surface for rehabilitation. The possibility of mining the satellite Domba deposit, which could deliver an extra 30 000 to 40 000 ounces, is currently being investigated.

“As closure approaches, we have been stepping up the development of our agribusiness initiative as a sustainable source of economic activity for the local community. This marks the beginning of a new era for Morila, and it is our hope that, in co-operation with the Malian government and other agencies and interested parties, it could become a legacy to the people who worked here and who hosted our operations,” Bristow said.

A range of well-established agriprojects – including poultry, fish and fruit farming, as well as honey and off-site initiatives with local farmers – is being expanded, and other opportunities, including ecotourism, are being explored.

“Morila’s legacy also extends to the contribution it made to local education and skills development, as well as the infrastructure of water supply, roads and communication it will leave behind,” Bristow says.

“At a time when the mining industry is often depicted as a despoiler of its host countries, the words of Mali’s minister of land affairs are worth noting. After visiting this site in May, he said: ‘For a long time, closing a mine has been a source of desolation, but this time, with the agribusiness initiative, closing Morila is a new hope.’”

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.